SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 8, 2021

VIA EDGAR

Mr. Dietrich King

Ms. Cara Wirth

Ms. Lyn Shenk

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Missfresh Limited (CIK No. 0001851682)
Registration Statement on Form F-1

Dear Mr. King, Ms. Wirth, Ms. Shenk and Mr. Giugliano:

On behalf of our client, Missfresh Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 2, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

June 8, 2021

In addition to revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s other recent developments.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with the estimated price range and offering size on or about June 22, 2021, and to launch the road show for the offering shortly thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Results of Operations

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020, page 98

1.

We note your disclosure that “[o]ur net revenues decreased by 9.4% from RMB1,689.8 million in the three months ended March 31, 2020 to RMB1,530.2 million (US$233.6 million) in the three months ended March 31, 2021, which was primarily due to increased customer online grocery shopping demand due to COVID-19 pandemic impact in the three months ended March 31, 2020.” Please clarify your disclosure, if true, to make explicit that the quarter-to-quarter reduction in net revenue was due to a decrease in customer demand in online grocery shopping, which in turn was due to a decrease in the impact of the COVID-19 pandemic in the markets that you serve.

The Company respectfully advises the Staff that reduction in net revenue was due to a decrease in the Company’s sales of products due to a decrease in customer demand in online grocery shopping, as compared to the period of peak demand during the COVID-19 pandemic, given the relaxation of COVID-19 control measures, as the pandemic came under control in China after the three months ended March 31, 2020. In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement to include the referenced disclosure.

*    *    *

U.S. Securities and Exchange Commission

June 8, 2021

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Zheng Xu, Chairman of the Board of Directors and Chief Executive Officer, Missfresh Limited

Jun Wang, Director and Chief Financial Officer, Missfresh Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Linda Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

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